Exhibit 99.8

ECOLAB SAVINGS PLAN AND ESOP

2006

Seventh Amendment

Pursuant to Section 10.2 of the Ecolab Savings Plan and ESOP - 2006 Restatement (the “Plan”), the Company amends the Plan to comply with certain provisions of the Pension Protection Act of 2006, the Heroes Assistance and Relief Tax Act of 2008, and the Worker, Retiree, and Employee Recovery Act of 2008 in the manner set forth below.

(1)           Section 8.8 is amended effective January 1, 2008 to read:

8.8.         Direct Rollovers

To the extent a distribution is an Eligible Rollover Distribution, the Administrator will, if so instructed by the distributee in accordance with Plan Rules, direct the Trustee to make the distribution to an eligible retirement plan, within the meaning of Code section 402(c), including a Roth IRA described in Code section 408A.  The foregoing provision will not apply if the aggregate taxable distributions to be made to the distributee during the calendar year are less than $200 or, if the portion of the distribution to be distributed to the eligible retirement plan is less than $500 and is less than the entire taxable portion of the distribution.

(2)           Section 11.16(B) is amended effective January 1, 2008 to read:

(B)           A portion of a distribution shall not fail to be an Eligible Rollover Distribution merely because the portion consists of after-tax employee contributions that are not includible in gross income.  Such after-tax portion may be transferred only to an individual retirement account or annuity described in section 408(a) or (b) of the Code, a Roth IRA described in Code section 408A, or a qualified defined contribution plan described in section 401(a) or 403(a) of the Code that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution that is includible in gross income and the portion of such distribution that is not so includible.

(3)           Section 13.3(B)(1)(a) is amended to read:

(a)           The present values of accrued benefits and the amounts of account balances of an employee as of the determination date shall be increased by the distributions made with respect to the employee under the Plan and any plan aggregated with the Plan under Code section 416(g)(2) during the 1-year period ending on the determination date.  The preceding sentence shall also apply to distributions under a terminated plan which, had it not been terminated, would have been aggregated with the Plan under Code section 416(g)(2)(A)(i).  If a distribution is made for a reason other than severance from employment, death, or disability, this provision shall be applied by substituting “5-year period” for “1-year period.”

(4)           Section 13.7 is amended effective for deaths occurring on and after January 1, 2007 by adding the following new clause.

(E)           The survivors of a Participant who dies while performing qualified military service (as defined in Code section 414(u)) are entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) that would have been provided under the Plan had the Participant resumed employment with the Employer and then terminated employment on account of death.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated: December 22, 2009

ECOLAB INC.
(Seal)

	By:	/s/Steven L. Fritze
Steven L. Fritze
Chief Financial Officer

Attest:	Lawrence T. Bell
Lawrence T. Bell
General Counsel and Secretary